Mail Stop 3561

May 9, 2008

George Marquez
Chief Executive Officer
Semper Flowers, Inc.
1040 First Avenue, Suite 173
New York, NY 10021

   **Re:** **Semper Flowers, Inc.**
     **Amendment No. 1 to Registration Statement on Form S-1**
     **Filed April 23, 2008**
     **File No. 333-149158**

Dear Mr. Marquez:

  We have reviewed your filing and have the following comments.  Where indicated, we think you should revise your document in response to these comments.  If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary.  Please be as detailed as necessary in your explanation.  In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.  After reviewing this information, we may raise additional comments.

<u>General</u>

1. We note that in your response letter in the paragraph above the attorney's signature you have provided the company representations that we requested in our letter dated March 7, 2008.  However, the representations need to be made by the company by an authorized officer of the company.  Counsel cannot make the representations on your behalf.  Please resubmit the representations executed by an authorized officer.

Risk Factors, page 3

Our working capital is limited…, page 3

2. We note your response to comment 6 in our letter dated March 7, 2008.  Please revise this risk factor to clarify that completing this offering will not address your working capital concerns since the company is not selling any securities in the offering.

Description of Business, page 10

3. We note your response to comment 8 in our letter dated March 7, 2008.  We reissue our comment.  We note the following examples of qualitative and comparative statements requiring support:

- "The floral industry is highly fragmented with the biggest floral firms holding a small fraction of the market."  Page 10;
- "A majority of florist employ five employees or less."  Page 10;
- "Imports, however, account for the majority of fresh flowers sold in the United States."  Page 10; and,
- "Roughly four in ten consumers buy flowers at their local supermarket." Page 11.

These are only examples.  Please mark your furnished support or provide page references in your response to the sections you rely upon for each specific statement.  To the extent you are unable to provide support, please delete the qualitative and comparative statement.  Please revise throughout your prospectus as necessary.

Management's Discussion and Analysis, page 12

Results of Operations – Semper Flowers, Inc., page 14

4. We reviewed your revision in response to comment 11 in our letter dated March 7, 2008.  As previously requested, please revise to provide a discussion of the results of operations of Semper Flowers, Inc. for the period from inception to December 31, 2007.  Such discussion should necessarily include a discussion of the revenues and expenses shown on your statement of operations for this period.  In this regard, you state that for the period ended December 31, 2007 your sales were zero; however, this is not consistent with your statement of operations.  Moreover, we note that you incurred significant payroll and legal and professional fees and we believe the nature of these costs should be discussed.  In discussing your results of operations, please provide the reader some context in terms of

whether you expect your historical results to be indicative of your future operating results and why or why not.  Refer to Item 303(a) of Regulation S-K.

Executive Officers and Directors, page 16

5. We note your response to comment 16 in our letter dated March 7, 2008.  Please clarify the business experience of Mr. Marquez by describe the type of consulting he provides.

Report of Independent Registered Public Accounting Firm on the Financial Statements of Semper Flowers, Inc., page F-1

6. We reviewed the revisions to the report in response to comment 21 in our letter dated March 7, 2008.  Please have your independent accountants further revise the language regarding internal controls included in the scope paragraph of their report such that the language conforms more closely to the example report language provided in paragraph 88 of AU Section 9508.17 of the codification of Statements of Auditing Standards.  The current wording of the report remains unclear in terms of the auditor's consideration of internal controls in performing the financial statement audit.

Financial Statements of Semper Flowers, Inc. for the Period Ended December 31, 2007

7. Please update the financial statements and pro forma financial statements in accordance with Rule 8-08 of Regulation S-X.

Statement of Cash Flows, page F-5

8. Please revise the investing activities section of your statement of cash flows to reflect the acquisition of your subsidiary in exchange for a promissory note as a non-cash transaction.  Please refer to paragraph 32 of SFAS 95.

Note 2. Summary of Significant Accounting Policies, page F-6

Stock Warrant, page F-7

9. We reviewed your revisions in response to comment 27 in our letter dated March 7, 2008.  Please further revise your disclosure to clarify and explain in a reasonable amount of detail the conditions for exercise of the warrant, as your current disclosure that the warrant is exercisable if the company undergoes a "change in control" does not seem consistent with the terms of the warrant agreement.  Indicate whether you view this contingent exercise feature to be substantive, or whether you expect the contingency to lapse in the near future, as it is unclear why the holder of the warrant would accept a contingently

exercisable warrant in exchange for legal services already provided.  Please also revise your disclosure to clarify, if true, that upon exercise of the warrant you will be required to issue 15% of the fully diluted shares of the company at the time the warrant is exercised and after giving effect to the exercise.

10. Further to the preceding comment, and as previously requested in comment 27 in our letter dated March 7, 2008, please tell us in detail how you are accounting for the warrant and the basis in GAAP for your accounting.  It would be helpful if you could explain to us exactly how you navigated the applicable authoritative guidance to arrive at the proper accounting.  Based on your response letter, it appears you have concluded that market to market liability treatment is not required pursuant to SFAS 133 and EITF 00-19, yet we note that you recorded the warrant as a liability on your balance sheet.  Please be sure to address this apparent anomaly in your response.

11. Please reconcile the discrepancy between your disclosure in Note 2 that the warrant is exercisable for $1.00 in the aggregate and your disclosure in Note 4 that the warrant is exercisable for $1.00 per share.

12. Please disclose the method used to determine the fair value of the warrant.

Note 6. Purchase of Subsidiary, page F-11

13. Please tell us why none of the purchase price was allocated to the acquired trade name and noncontractual customer relationships of the local florist.  Refer to paragraphs A15 and A21 of SFAS 141.  If, after further review of the applicable guidance, you determine to revise your purchase price allocation, please note that comment 36 in our letter dated March 7, 2008 is reissued as this will likely affect your pro forma results of operations.

14. In this note, you disclose that the promissory notes issued in connection with the purchase business combination have no maturity date or mandatory repayment date.  This disclosure is inconsistent with your disclosure on page 1 of the prospectus where you indicate that the note is due on July 28, 2008.  Please revise to address this discrepancy.

Financial Statements of Absolute Florist, Inc. for Fiscal Years Ended June 30, 2007 and June 30, 2006 and the Interim Periods Ended October 31, 2007 and October 31, 2006, page F-14

General

15. Please revise to comply with the applicable comments above.

Pro Forma Combined Financial Statements, page F-21

16. We note your revision in response to comment 35 in our letter dated March 7, 2008.  Please further revise to also provide pro forma earnings per common share for the year ended June 30, 2007.

***

As appropriate, please amend your registration statement in response to these comments.  You may wish to provide us with marked copies of the amendment to expedite our review.  Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information.  Detailed cover letters greatly facilitate our review.  Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

You may contact Sondra Snyder, Accountant, at (202) 551-3332 or Robyn Manuel, Accountant, at (202) 551-3823 if you have questions regarding comments on the financial statements and related matters.  Please contact Scott Anderegg, Staff Attorney, at (202) 551-3342, Ellie Bavaria, Special Counsel, at (202) 551-3238, or me at (202) 551-3720 with any other questions.

Sincerely,

H. Christopher Owings
Assistant Director

cc:  Stephen M. Fleming, Esq.